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                        [Letterhead of Arnold & Porter]             Exhibit 8.1

                              October [  ], 1998

Monsanto Company
800 North Lindbergh Boulevard
St. Louis, Missouri 63167

Ladies and Gentlemen:

  You have requested our opinion as to certain federal income tax consequences of the proposed merger (the "Merger") of Delta and Pine Land Company (the "Company") with and into Monsanto Company ("Buyer"). References herein to Common Stock shall be to Buyer common stock.

  In preparing our opinion, you have directed us to assume that (1) the Merger and certain related transactions will be consummated in accordance with the terms, conditions and other provisions of the Agreement and Plan of Merger by and between Buyer and the Company, dated as of May 8, 1998 (the "Plan of Merger"), and the Termination Option Agreement/1/, and (2) all of the factual information, descriptions, representations and assumptions set forth or referred to (a) in this letter (an advance copy of which has been provided to you), (b) in the Plan of Merger and the Termination Option Agreement (the "Agreements"), (c) in letters to us from Buyer dated as of October 26, 1998 and from the Company dated as of October 26, 1998, and (d) in the Company Proxy Statement, are accurate and complete and will be accurate and complete at the Effective Time.

  We have not independently verified any factual matters relating to the Merger in connection with or apart from our preparation of this opinion. Accordingly, our opinion does not take into account any matters not set forth herein which might have been disclosed by independent verification.

                                    OPINION

  Assuming that the Merger is consummated in accordance with the terms and conditions set forth in the Agreements and based on the facts set forth or referred to in the Letters and this letter, including all assumptions and representations in any such documents, and subject to the qualifications and other matters set forth herein, it is our opinion that for federal income tax purposes --

  1. The Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

  2. No gain or loss will be recognized by a Company shareholder who exchanges all of such shareholder's Company Common Stock solely for Common Stock in the Merger.

  3. Gain or loss, if any, will be recognized by Company shareholders upon the receipt of cash in lieu of fractional shares of Common Stock. A Company shareholder who receives cash in lieu of a fractional share interest in Common Stock will be treated as having received such fractional share interest from Buyer in the Merger. The cash received by such shareholder in lieu of a fractional share interest in Common Stock will be treated as received in exchange for such fractional share interest, and gain or loss generally will be recognized for federal income tax purposes measured by the difference between the amount of cash received and the portion of the basis of the share of Company Common Stock allocable to such fractional share interest. Such gain or loss should be long-term capital gain or loss if the shareholder's shares of Company Common Stock are held as capital assets and have been held for more than one year at the Effective Time.
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/1/ Terms not otherwise defined in this letter shall have the meanings assigned to them in the Plan of Merger.
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Monsanto Company
October [  ], 1998
Page 2

4. The aggregate tax basis of Common Stock received in the Merger will be the same as the tax basis of Company Common Stock for which it was exchanged, reduced by any amount allocable to a fractional share interest for which cash is received.

5. The holding period of the shares of Common Stock will include the holding period of the Company Common Stock for which it is exchanged, provided that such Company Common Stock was held as a capital asset at the Effective Time.

  This opinion may not be applicable to Company shareholders who receive their shares of Common Stock pursuant to the exercise of employee stock options or otherwise as compensation or who are not citizens or residents of the United States.

  Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion, and you must judge whether the matters addressed herein are sufficient for your purposes. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

  Our opinion is based on the understanding that the relevant facts are, and will be at the Effective Time, as set forth or referred to in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected.

  Our opinion is also based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different. Moreover, our opinion is not binding on the Internal Revenue Service or the courts.

  We undertake no responsibility to update or supplement our opinion. Only Buyer may rely on our opinion, and only with respect to the Merger described herein.

  We hereby consent to the filing with the Securities and Exchange Commission of this opinion as an exhibit to the Registration Statement on Form S-4 and to the reference to our firm under the heading "THE MERGER--Certain U.S. Federal Income Tax Consequences" in the Company Proxy Statement contained therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                          Very truly yours,